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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            AMENDMENT NO. 4

                         BIOFIELD CORPORATION
-------------------------------------------------------------------------------
                           (Name of Issuer)


               COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                    (Title of Class of Securities)


                               090591108
        -------------------------------------------------------
                            (CUSIP Number)

                       DAVID J. GREENWALD, ESQ.
                         GOLDMAN, SACHS & CO.
                            85 BROAD STREET
                       NEW YORK, NEW YORK 10004
                            (212) 902-1000
       ---------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           DECEMBER 17, 1997
        ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 090591108                                         Page 2 of 55 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          THE GOLDMAN SACHS GROUP, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF-00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,166

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,246,131

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,166

                10  SHARED DISPOSITIVE POWER

                    2,246,131

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,255,297

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.5%

14  TYPE OF REPORTING PERSON*

          HC-PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                             SCHEDULE 13D

CUSIP No. 090591108                                          Page 3 of 55 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         THE GOLDMAN SACHS GROUP, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          2,246,131

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                       2,246,131

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,246,131

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.4%

14  TYPE OF REPORTING PERSON*

          BD-PN-IA


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                             SCHEDULE 13D

CUSIP No. 090591108                                          Page 4 of 55 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          GS CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       2,021,523

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,021,523

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,021,523

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 090591108                                          Page 5 of 55 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         GS ADVISORS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,021,523

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,021,523

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.2%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                    AMENDMENT NO. 4 TO SCHEDULE 13D
                    RELATING TO THE COMMON STOCK OF
                            BIOFIELD CORP.


            GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The
Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")(FN*) hereby amend the statement on Schedule 13D (as amended, the "Schedule 13D"), dated March 19, 1996, as amended by Amendment No. 1 to Schedule 13D, dated
June 30, 1996, as amended by Amendment No. 2 to Schedule 13D dated October 17, 1997, and as amended by Amendment No. 3 to Schedule 13D dated October 9, 1997 filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Biofield Corp., a
Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

            Item 2 is hereby amended by deleting Schedule II-B thereto and substituting Schedule II-B hereto in lieu thereof.

ITEM 3.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.
            ---------------------------------------------------

            Item 3 is hereby amended by deleting the third paragraph of such item in its entirety and substituting the following in lieu thereof.

            Pursuant to a Subscription Agreement, dated as of December 17, 1997 (the "Subscription Agreement"), by and among the Company and GSCP, on behalf of the Limited Partnerships, on December 17, 1997, the Limited Partnerships purchased 730,157 shares of Common Stock from the Company in a private placement (the "Offering"). The total consideration for the purchase of Common Stock in the Offering was $2,300,000. A copy of the Subscription Agreement is filed as Exhibit 7 and incorporated herein by reference.

* Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.


            In connection with the Offering, the Company offered to exchange its outstanding warrants to purchase up to 1,785,994 shares of Common Stock for 730,651 shares of Common Stock (the "Warrant Exchange"). Pursuant to a Warrant Exchange Agreement, dated as of December 17, 1997 (the "Warrant Exchange Agreement") by and among the Company and each of the Limited Partnerships, on December 17, 1997, the Limited Partnerships acquired 444,510 shares of Common Stock from the Company in exchange for Warrants to purchase 1,089,329 shares of Common Stock. All of the Warrants held by the Limited Partnerships were exchanged for shares of Common Stock in the Warrant Exchange. A copy of the form of the Warrant Exchange Agreement is attached as
Exhibit 8 and incorporated herein by reference.

            The funds used by the Limited Partnerships to purchase the Securities Units and the Common Stock as described above were obtained from capital contributions by the Limited Partnerships' respective partners and from the Limited Partnerships' available funds. The Warrants exchanged by the Limited Partnerships in the Warrant Exchange were obtained by the Limited Partnerships on March 3, 1995 pursuant to the Purchase Agreement.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

            Item 4 is hereby amended by deleting the second to last paragraph and inserting the following in lieu thereof.

            As further described in Item 6, the Limited Partnerships intend to register all of the shares of Common Stock received by them in the Offering in a shelf registration statement on Form S-3 to be filed by the Company in accordance with the terms of the Offering Registration Rights Agreement (as defined below), covering resales of the shares of Common Stock issued by the Company in the Offering.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

            Item 5(a) is hereby amended and restated in its entirety as follows:

            (a) As described in Item 3, the Limited Partnerships purchased Securities Units consisting of an aggregate of 1,777,778 shares of Series C Preferred Stock, 888,891 Series D Warrants and 888,887 Adjustable Warrants pursuant to the Purchase Agreement and 200,000 shares of Common Stock in the IPO. The Company effected a 2.04-for-one reverse stock split as of February 26, 1996. Upon the completion of the IPO: (i) each share of Series C Preferred Stock automatically converted into 0.4902 shares of Common Stock and (ii) each Warrant automatically became exercisable for 0.4902 shares of Common Stock. Under the Purchase Agreement, the Limited Partnerships had the right, upon the occurrence of certain events, to receive warrants to purchase an aggregate of 217,865 shares of Common Stock at an exercise price of $9.18 per share (the "Additional Adjustable Warrants", and the term "Adjustable Warrants" includes such Additional Adjustable Warrants). One of those events occurred on June 30, 1996, and accordingly, the Limited Partnerships acquired the 217,865 Additional Adjustable Warrants as of that date. As further described in Item 3, on December 17, 1997, the Limited Partnerships (i) purchased 730,157 shares of Common Stock in the Offering and (ii) exchanged Warrants to purchase 1,089,329 for 444,510 shares of Common Stock. As a result, on December 17, 1997 (after giving effect to the Offering and the Warrant Exchange), GSCP beneficially owned 2,021,523 shares of Common Stock and no Warrants. The Company has informed the Filing Persons that as of December 17, 1997, after giving effect to the Offering and the Warrant Exchange, 10,029,609 shares of Common Stock were outstanding and warrants to purchase 396,762 shares of Common Stock were outstanding. Based on that number of outstanding shares, the number of shares owned by GSCP (assuming that none of the outstanding Warrants and none of the Directors Options (as hereinafter defined) are exercised) represent approximately 20.2% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised, GSCP would own approximately 19.4% of the outstanding shares of Common Stock.

            Goldman Sachs may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 2,246,131 shares of Common Stock. Such number of shares of Common Stock (assuming that none of the outstanding Warrants and none of the Directors Options are exercised) represent approximately 22.4% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised, Goldman Sachs would beneficially own approximately 21.5% of the outstanding shares of Common Stock.

            On June 20, 1996, a managing director of Goldman Sachs in his capacity as GSCP's designee to the Board of Directors, received options to purchase 10,000 shares of Common Stock pursuant to the Company's 1996 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Stock Plan") at an exercise price of $11.00 per share (the "Initial Directors Options"). In addition, on June 5, 1997, such managing director received options to purchase an additional 2,500 shares of Common Stock under the Non-Employee Directors Stock Plan at an exercise price of $4.69 per share (the "Additional Directors Options" and together with the Initial Directors Options, the "Directors Options"). Such managing director has an agreement with GS Group pursuant to which he holds these Directors Options for the benefit of GS Group. None of the Directors Options has been exercised. Of the 12,500 Directors Options issued to the GSCP designee to the Board of Directors, 9,166 of such options are currently exercisable or will be exercisable within 60 days of the date hereof.

            GS Group may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 2,246,131 shares of Common Stock. GS Group may also be deemed to beneficially own Initial Directors Options to purchase 6,666 shares of Common Stock at an exercise price of $11.00 per share and Additional Directors Options to purchase 2,500 shares of Common Stock at an exercise price of $4.69 per share. Such number of shares of Common Stock (assuming that none of the outstanding Warrants and none of the Directors Options are exercised) represent approximately 22.4% of the outstanding shares of Common Stock. Assuming that none of the outstanding Warrants are exercised, and all of the 9,166 Directors Options beneficially owned by GS Group are exercised, GS Group would beneficially own approximately 22.5% of the outstanding shares of Common Stock (approximately 22.5% assuming all of the 12,500 Directors Options are exercised). Assuming that all of the outstanding Warrants are exercised and all of the 9,166 Directors Options beneficially owned by GS Group are exercised, GS Group would beneficially own approximately 21.6% of the outstanding shares of Common Stock (approximately 21.6% assuming all of the 12,500 Directors Options are exercised).

            As described in Item 4, under the Purchase Agreement the Other Investors have agreed to vote all of the shares of Common Stock of the Company owned by them for the election of GSCP's nominee for Board Member. The Filing Persons have no information regarding the current holdings of the Other Investors.

            None of the Filing Persons, and to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedule I or Schedule II-A or II-B hereto, beneficially owns any shares of Common Stock other than as set forth herein.

            Item 5(b) is hereby amended and restated in its entirety as follows:

            (b) Except with respect to the shares of Common Stock issuable upon exercise of the Directors Options, as to which GS Group has the sole power to vote and to dispose of such shares of Common Stock, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 5 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -------------------------------------------------------------

            Item 6 is hereby amended by deleting the paragraph with the heading "Options", the paragraph with the heading "Private
Placement", the paragraph with the heading "Warrant Exchange", and the paragraph following such paragraph and inserting the following in lieu thereof:

            Options. The Initial Directors Options, which were deemed granted as of January 29, 1996, were granted pursuant to a Stock
Option Letter Agreement for Non-Employee Directors, dated January 29, 1996. The Initial Directors Options vest in three equal installments on the first, second and third anniversaries of the date of grant and are immediately exercisable upon vesting. Accordingly, options to purchase
 6,666 shares of Common Stock are currently exercisable. The Initial Directors Options expire on the earlier of the tenth anniversary of the date of grant or one year from cessation of service as a director.

            The Additional Directors Options were granted on June 5, 1997 pursuant to a Stock Option Letter Agreement for Non-Employee Directors, dated June 5, 1997 (the option agreements relating to the Initial Directors Options and the Additional Directors Options, collectively the "Option Agreement"). The Additional Directors Options are currently vested and are currently exercisable. The Additional Directors Options expire on the earlier of the tenth anniversary of the date of grant or one year from cessation of service as a director. A copy of the Option Agreement and the Non-Employee Director Stock Plan is attached as Exhibit 5 and incorporated herein by reference.

            Private Placement. As described above, on December 17, 1997, the Company consummated the private placement of 2,867,670 shares of Common Stock. Pursuant to the Subscription Agreement, the Limited Partnerships purchased 730,157 shares of Common Stock for an aggregate purchase price of $2.3 million. The shares of Common Stock purchased by the Limited Partnership in the Offering are restricted securities. In connection with the Offering, the Company and the purchasers in the Offering (including the Limited Partnerships) entered into a registration rights agreement, a copy of which is filed as Exhibit 9 hereto, and incorporated herein by reference (the "Offering Registration Rights Agreement"). Under the Offering Registration Rights Agreement, the Company is obligated to file as soon as reasonably practicable after the closing of the Offering, a registration statement on Form S-3 covering resales of shares of Common Stock sold in the Offering and to maintain the effectiveness of such registration statement with respect to each investor until the securities registered therein by such investor are sold or are eligible to be sold pursuant to Rule 144(k) or are sold in compliance with Rule 144. In accordance with the terms of the Offering Registration Rights Agreement, the Limited Partnerships have the right to "piggyback" all of the shares of Common Stock purchased under the Purchase Agreement (including the shares of Common Stock issued in the Warrant Exchange) in the contemplated S-3 Registration. The Limited Partnerships intend to register in the S-3 Registration only the shares of Common Stock purchased by them in the Offering and do not intend to register any other shares of Common Stock held by them in such registration. In connection with the Offering, each of the Limited Partnerships entered into a "lock-up" agreement, a copy of the form agreement executed by the Limited Partnerships is attached as
Exhibit 11 and incorporated herein by reference (each an "Offering Lock-Up Agreement"). Under the Offering Lock-Up Agreement, the Limited Partnerships have agreed that they will not, without the prior written consent of the underwriters, offer, sell or otherwise dispose of any shares of Common Stock or other securities exchangeable for or convertible into shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them until the earlier of (a) the 90th day after the date on which the Securities and Exchange Commission declares effective the Form S-3 registration statement registering for resale the Common Stock purchased by the investors in the Offering or (b) December 17, 1998.

            Warrant Exchange. Concurrent with the completion of the Offering, the Company offered to exchange its outstanding Warrants to purchase up to 1,785,994 shares of Common Stock for 730,651 shares of Common Stock. In connection with such exchange, the Limited Partnerships exchanged all of their 1,089,329 Warrants for 444,510 shares of Common Stock. The shares of Common Stock issued to the Limited Partnership in connection with the Warrant Exchange are restricted securities but are entitled to registration rights under the Registration Rights Agreement. In connection with the Warrant Exchange, the Company and the Limited Partnerships entered into an amendment (the "Registration Rights Amendment") to the Registration Rights Agreement to clarify that the shares of Common Stock received by the Limited Partnerships in the Warrant Exchange are entitled to the rights and benefits of the Registration Rights Agreement. A copy of such amendment is attached as Exhibit 10 and incorporated herein by reference. In connection with the Warrant Exchange, each of the Limited Partnerships also entered into a "lock-up" agreement (the "Warrant Exchange Lock-Up Agreement"). A form of the Warrant Exchange Lock-Up Agreement is attached as Exhibit 12 and incorporated herein by reference. Under the Warrant Exchange Lock-Up Agreement, the Limited Partnerships have agreed that they will not, during the period from December 17, 1997 to and including December 17, 1998, directly or indirectly, offer, sell, offer to sell, grant options to purchase or otherwise sell or dispose of any shares of Common Stock received upon conversion of the Warrants in the Warrant Exchange.

            The foregoing descriptions of the Purchase Agreement, the letter from the Company to GSCP, dated March 18, 1996, the Registration Rights Agreement, the Lock-up Agreement, the Option Agreement, the Non-Employee Director Stock Plan, the Subscription Agreement, the Warrant Exchange Agreement, the Offering Registration Rights Agreement, the Registration Rights Amendment, and the "lock-up" agreements executed in connection with the Offering and the Warrant Exchange in this Statement are qualified in their entirety by reference to the Purchase Agreement, such letter, the Registration Rights Agreement, the Lock-up Agreement, the Option Agreement, the Non-Employee Director Stock Plan, the Subscription Agreement, the Warrant Exchange Agreement, the Offering Registration Rights Agreement, the Registration Rights Amendment and the "lock-up" agreements executed in connection with the Offering and the Warrant Exchange, copies of which are filed as Exhibits (1), (2), (3), (4),
(5), (7), (8), (9), (10), (11) and (12) respectively, and are incorporated by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

            Item 7 is hereby amended and restated in its entirety as follows:

      (1) Preferred Stock and Warrant Purchase Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.10 and 10.11 to the Company's Registration Statement on Form S-1 No. 333-0796)

      (2)   Letter from the Company to GSCP, dated March 18, 1996

      (3) Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.12 and 10.13 to the Company's Registration Statement on Form S-1 No.
            333-0796)

      (4)   Lock-up Agreement

      (5) Stock Option Letter Agreements for Non-Employee Directors; Biofield Corp. 1996 Stock Option Plan for Non-Employee Directors

      (6)   Joint Filing Agreement

      (7) Subscription Agreement by and among the Company and the Limited Partnerships, dated December 17, 1997.

      (8) Form of Warrant Exchange Agreement, by and among the Company and the Limited Partnerships.

      (9) Form of Registration Rights Agreement, by and among the Company, the Limited Partnerships, and the purchasers in the Offering.

      (10)  Second Amendment, dated December 17, 1997, to the
            Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended.

      (11) Form of Lock-up Agreement, by and among the Company and the Limited Partnerships, with regard to shares of Common Stock acquired in the Offering.

      (12) Form of Lock-up Agreement, by and among the Company and the Limited Partnerships, with regard to shares of Common Stock acquired in the Warrant Exchange.


            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 24, 1997


                       GOLDMAN, SACHS & CO.


                       By:      /s/ Richard A. Friedman
                          ------------------------------------------------
                       Name:    Richard A. Friedman
                       Title:   Managing Director


                       THE GOLDMAN SACHS GROUP, L.P.
                       By: The Goldman Sachs Corporation,
                       its general partner


                       By:      /s/ Richard A. Friedman
                          ------------------------------------------------
                       Name:    Richard A. Friedman
                       Title:   Executive Vice President

                       GS ADVISORS, L.P.
                       By:  GS Advisors, Inc., its general partner


                       By:      /s/ Richard A. Friedman
                           ------------------------------------------------
                       Name:    Richard A. Friedman
                       Title:   Presidentt


                       GS CAPITAL PARTNERS, L.P.
                       By:  GS Advisors, L.P., its general partner
                       By:  GS Advisors, Inc., its general partner



                       By:      /s/ Richard A. Friedman
                          ------------------------------------------------
                       Name:    Richard A. Friedman
                       Title:   President



                             SCHEDULE II-B

            The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

            The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3
Garden Road, Hong Kong.

            All executive officers and directors listed below are United States citizens.

Name                   Position               Present Principal Occupation
----                   --------               ----------------------------

Richard A. Friedman    Director/President     Managing Director of Goldman,
                                                 Sachs & Co.

Terence M. O'Toole     Director/Vice          Managing Director of Goldman,
                       President                  Sachs & Co

Elizabeth S. Cogan     Treasurer              Managing Director of Goldman,
                                                  Sachs & Co.

Joseph H. Gleberman    Director/Vice          Managing Director of Goldman,
                       President                  Sachs & Co

Henry Cornell          Vice President         Managing Director of Goldman,
                                                  (Asia) L.L.C.

Barry S. Volpert       Director/Vice          Managing Director of Goldman,
                       President                  Sachs & Co

Eve M. Gerriets        Vice President/        Vice President of Goldman,
                          Secretary               Sachs & Co

David J. Greenwald     Assistant Secretary    Vice President of Goldman,
                                                  Sachs & Co.

C. Douglas Fuge        Assistant Treasurer    Managing Director of Goldman,
                                                  Sachs & Co.

Katherine B.           Vice President         Vice President of Goldman,
Enquist                                           Sachs & Co


                           INDEX OF EXHIBITS

      (1) Preferred Stock and Warrant Purchase Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.10 and 10.11 to the Company's Registration Statement on Form S-1 No. 333-0796)

      (2)   Letter from the Company to GSCP, dated March 18, 1996

      (3) Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.12 and 10.13 to the Company's Registration Statement on Form S-1 No.
            333-0796)

      (4)   Lock-up Agreement

      (5) Stock Option Letter Agreements for Non-Employee Directors; Biofield Corp. 1996 Stock Option Plan for Non-Employee Directors

      (6)   Joint Filing Agreement

      (7) Subscription Agreement by and among the Company and the Limited Partnerships, dated December 17, 1997.

      (8) Form of Warrant Exchange Agreement, by and among the Company and the Limited Partnerships.

      (9) Form of Registration Rights Agreement, by and among the Company, the Limited Partnerships, and the purchasers in the Offering.

      (10)  Second Amendment, dated December 17, 1997, to the
            Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended.

      (11) Form of Lock-up Agreement, by and among the Company and the Limited Partnerships, with regard to shares of Common Stock acquired in the Offering.

      (12) Form of Lock-up Agreement, by and among the Company and the Limited Partnerships, with regard to shares of Common Stock acquired in the Warrant Exchange.